UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

CNB BANCORP, INC.

(Name of the Issuer)

CNB BANCORP, INC.

CITIZENS NATIONAL BANK

Judy D. Brown William E. Goodwin Tommy J. Duncan Michael G. Smith Gerald D. Scheimberg Lester A. Younkins Robert E. Spencer, Jr. Brenton D. Burgess	Oliver D. Creekmore Dorothy L. Dalton Jeffrey H. Noblin Anna M. Nash Susan Worrell O’Connell Allen E. Brown Harold F. Demsko Elizabeth T. Beale
(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

12618x 10 6

(CUSIP Number of Class of Securities)

Jeffrey H. Noblin

President, Chief Executive Officer and Chairman

11407 Windsor Blvd.

Windsor, VA 23487

(757) 242-4422

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on

Behalf of the Person (s) Filing Statement)

Copies to:

James C. Wheeler

1600 Atlanta Financial Center

Morris, Manning & Martin, LLP

3343 Peachtree Road, NE

Atlanta, Georgia 30326

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

2,415,688.00	280.46 *

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid* $280.46

Filing Party: CNB BANCORP, INC.

Form or Registration No.: SCHEDULE 14A

Date Filed: May 10, 2011

TRANSACTION STATEMENT

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) CNB Bancorp, Inc., a Virginia corporation (the “Company”), Citizens National Bank, the Company’s wholly-owned subsidiary (the “Bank”), and all of the current executive officers and directors of the Company (collectively with the Bank, the “Affiliates”). This Schedule 13-E relates to a proposed merger transaction (the “Merger”), pursuant to which the Company will merge with and into the Bank, with the Bank as the surviving entity. In connection with the Merger, each shareholder of record of the Company’s common stock (the “CNB Stock”) will have the right to receive one share of the Bank’s common stock (the “Bank Stock”) for each share of CNB Stock such shareholder owns. No cash will be paid to shareholders as consideration for their shares; only Bank Stock will be issued. Upon completion of the Merger, the Company will cease its separate corporate existence. The Merger is designed to allow the Company to terminate the registration of the CNB Stock under the Exchange Act.

This Schedule 13-E is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement (the “Proxy Statement”) filed by the Company in accordance with Regulation 14A under the Exchange Act, pursuant to which the holders of CNB Stock will be given notice of the annual meeting of shareholders at which they will be asked to (i) approve the Merger (ii) elect the nominees for directors, (iii) vote on the adjournment of the annual meeting to another time and date if such action is necessary for the Board of Directors of the Company to solicit additional proxies in favor of the articles of merger of the Company affecting the proposed merger transaction, or attendance at the meeting, and (iv) transact any other business properly brought before the annual meeting.

The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

The filing of this Schedule 13E-3 shall not be construed as an admission by any of the filing persons or by any affiliate of a filing person, that the Company is “controlled” by any filing person or that any filing person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “SUMMARY” in the Proxy Statement is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

The required information is incorporated herein by reference to the caption to the Notice of Annual Meeting of Shareholders contained in the Proxy Statement and to the sections of the Proxy Statement entitled “INFORMATION ABOUT THE COMPANY AND ITS AFFILIATES — Market for Common Stock and Dividends” and “INFORMATION REGARDING THE ANNUAL MEETING OF SHAREHOLDERS— Number of Shares Outstanding.”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o 11407 Windsor Blvd., Windsor, VA 23487, telephone (757) 242-4422. Each of the officers and directors of the Company is a citizen of the United States and, except for Elizabeth T. Beale, is a director of the Company. Jeffrey Noblin is also the President and Chief Executive Officer of the Company. The other required information regarding the filing persons is incorporated herein by reference to the sections of the Proxy Statement entitled “PROPOSAL II—Election of Directors” and “EXECUTIVE OFFICERS.”

ITEM 4.	TERMS OF THE TRANSACTION.

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “INFORMATION REGARDING THE ANNUAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval”, “PROPOSAL I—Approval of the Merger”, “PROPOSAL I—Description of Capital Stock, and —Terms of the Bank Stock to be Issued in the Rule 13e-3 Transaction”, “SUMMARY TERM SHEET—Appraisers’ Rights” and “SPECIAL FACTORS —Purpose of the Rule 13e-3 Transaction —Reasons for the Rule 13e-3 Transaction, —Effects of the Rule 13e-3 Transaction on CNB, —Effects of the Rule 13e-3 Transaction on Shareholders Generally, — Effects of the Rule 13e-3 Transaction on Affiliates, — Effects of the Rule 13e-3 Transaction on Unaffiliated Shareholders, —Recommendation of the Board of Directors; Fairness of the Rule 13e-3 Transaction, and —Federal Income Tax Consequences of the Rule 13e-3 Transaction.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS—Alternatives Considered—Business Combination,—Recommendation of the Board of Directors; Fairness of the Rule 13e-3 Transaction —Substantive Fairness, and —Effects of the Rule 13e-3 Transaction on CNB—Other Effects—Plans or Proposals” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS—Security Ownership of Certain Beneficial Owners and Management—Relationship and Related Party Transactions,— Recent Affiliate Transactions in CNB Stock and—Purchases of CNB Stock During Prior Two Years.”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Merger is designed to allow the Company to terminate the registration of its common stock under the Exchange Act. Upon completion of the Merger, shareholders of the Company will have the right to receive Bank Stock, and the Company will cease its separate corporate existence. Any contract between an executive officer and the Company, including any employment contract, will by virtue of the Merger, become the obligation of the Bank. Other than the Merger described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;

(3)	any material change in the Company’s present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in the Company’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in the Company’s corporate structure or business;

(6)	except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company’s common stock under the Exchange Act, any class of the Company’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company’s common stock under the Exchange Act, any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS—Purpose of the Rule 13e-3 Transaction,—Alternatives Considered,—Reasons for the Transaction,—Effects of the Reclassification on CNB,—Effects of the Rule 13e-3 on Shareholders Generally,—Effects of the Rule 13e-3 Transaction on Affiliates,—Effects of the Rule 13e-3 Transaction on Unaffiliated Shareholders,—Determination of Fairness by CNB Affiliates, and —Federal Income Tax Consequences of the Rule 13e-3 Transaction.”

ITEM 8.	FAIRNESS OF THE TRANSACTION.

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Rule 13e-3 Transaction and—Determination of Fairness by CNB Affiliates.”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Rule 13e-3 Transaction.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “SUMMARY TERM SHEET—Effects of the Rule 13e-3 Transaction” and “SPECIAL FACTORS—Effects of the Rule 13e-3 Transaction on CNB—Negative Effects—Financial Effects of the Rule 13e-3 Transaction.”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS—Security Ownership of Certain Beneficial Owners and Management and—Recent Affiliate Transactions in CNB Stock.”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Rule 13e-3 Transaction.”

ITEM 13.	FINANCIAL STATEMENTS.

The required information is incorporated herein by reference to Appendices B and C to the Proxy Statement.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies.”

ITEM 15.	ADDITIONAL INFORMATION.

The information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a)	Preliminatory Proxy Statement, Notice of Annual Meeting of Shareholders and related cover letter, including:

Appendix A: Merger Agreement

Appendix B: Financial Statements and Management’s Discussion and Analysis for the Three Months Ended March 31, 2011

Appendix C: Financial Statements and Management’s Discussion and Analysis for the Years Ended December 31, 2010 and December 31, 2009

Appendix D: Appraisal Rights: Article 15 of the Virginia Stock Corporation Act

Appendix E: Articles of Association of Citizens National Bank

(Incorporated by reference to the Proxy Statement relating to this transaction filed under cover of Schedule 14A)

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2011	CNB BANCORP, INC.

/s/ Jeffrey H. Noblin
	By:	Jeffrey H. Noblin
	Title:	Chief Executive Office and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jeffrey H. Noblin and Elizabeth T. Beale, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Rule 13e-3 Transaction Statement on Schedule 13E-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitutes, could lawfully do or cause to be done by virtue hereof.

/S/ JUDY D. BROWN	/S/ OLIVER D. CREEKMORE
Judy D. Brown	Oliver D. Creekmore

/S/ WILLIAM E. GOODWIN	/S/ DOROTHY L. DALTON
William E. Goodwin	Dorothy L. Dalton

/S/ TOMMY J. DUNCAN	/S/ JEFFREY H. NOBLIN
Tommy J. Duncan	Jeffrey H. Noblin

/S/ MICHAEL G. SMITH	/S/ ANNA M. NASH
Michael G. Smith	Anna M. Nash

/S/ GERALD D. SCHEIMBERG	/S/ SUSAN WORRELL O’CONNELL
Gerald D. Scheimberg	Susan Worrell O’Connell

/S/ LESTER A. YOUNKINS	/S/ ROBERT E. SPENCER, JR.
Lester A. Younkins	Robert E. Spencer, Jr.

/S/ ALLEN E. BROWN	/S/ BRENTON D. BURGESS
Allen E. Brown	Brenton D. Burgess

/S/ ELIZABETH T. BEALE	/S/ HAROLD F. DEMSKO
Elizabeth T. Beale	Harold F. Demsko

EXHIBIT INDEX

Exhibit No.	Description

(a)	Preliminary Proxy Statement, Notice of Annual Meeting of Shareholders and related cover letter, including:

Appendix A: Agreement and Plan of Share Exchange

Appendix B: Financial Statements and Management’s Discussion and Analysis for the Three Months Ended March 31, 2011

Appendix C: Financial Statements and Management’s Discussion and Analysis for the Years Ended December 31, 2010 and December 31, 2009

Appendix D: Appraisal Rights: Article 15 of the Virginia Stock Corporation Act

Appendix E: Articles of Association of Citizens National Bank

(Incorporated by reference to Appendix D of the Proxy Statement relating to this transaction filed under cover of Schedule 14A)